

news release

FRIENDS PROVIDENT PLC – INTERIM RESULTS AND NEW BUSINESS FOR HALF YEAR ENDED 30 JUNE 2003

82-34640

03 SEP -8 AM 7:21

Record First Half New Business Profits and Volumes


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SUPPL

Financial Highlights

- Record first half Life & Pensions new business - APE up 9% to £198m (2002: £182m).
- Contribution to profits from new business up 21% to £35m (2002: £29m). Margin up to 17.7% (2002: 15.9%).
- Achieved Operating Profit* £135m (2002: £161m). Achieved Profit before tax up at £95m (2002 loss: £242m).
- Modified Statutory Solvency (MSS) Operating Profit* £111m (2002: £186m). MSS Profit before tax up at £88m (2002: £5m).
- ISIS funds under management: £60.8bn (2002: £31.2bn).
- Interim dividend of 2.50p per share, an increase of 2% (2002: 2.45p).
- Free Asset Ratio at 8.4% unchanged from 31 December 2002.

* Operating profit is stated before amortisation of goodwill, operating exceptional items and tax.

Commenting on the results, Keith Satchell, Group Chief Executive said:

"We have achieved record first half new business profits and volumes, helped by our leading edge technology applications and award winning service. We are in an excellent position to continue to grow profitably in our chosen markets."

David Newbigging, Chairman, said "These are encouraging results achieved against a backdrop of volatile equity markets. Friends Provident continues to build a strong business franchise and is in a sound financial condition. Our confidence in our future prospects is reflected in the interim dividend announced today. The increase of 2% is in line with our policy set out at the time of our 2002 results."



FRIENDS PROVIDENT

dlw 9/9

Friends Provident plc
Registered and Head Office: Pixham End, Dorking, Surrey RH4 1QA

For further information contact:

Nick Boakes	Friends Provident plc	020 7760 3131
Di Skidmore	Friends Provident plc	020 7760 3131
John Coles	Bell Pottinger Financial	020 7861 3868
Catherine Lees	Bell Pottinger Financial	020 7861 3877

Notes to editors:

1. Annual Premium Equivalent (APE) represents regular premiums plus 10% of single premiums.

2. Interims Schedule

An interview with Keith Satchell, Group Chief Executive, will be available to view in video, audio and text formats at www.cantos.com and www.friendsprovident.com from 7am today.

The analyst presentation will take place at 9.30am today at King Edward Hall, Merrill Lynch Financial Centre, 2 King Edward Street, London EC1.

A web cast of the analyst presentation will also be available on the Friends Provident website from 3pm today.

An investor teleconference will take place at 3.00pm:
Dial in: 01296 311600
Access Code: C457763

There is also a replay facility which will be available for 5 days:

Dial in: 01296 618700
Pin No: 623897

3. Financial Reporting Calendar

Ex Dividend Date	15 Oct 2003
Dividend Record Date	17 Oct 2003
Dividend Payment Date	28 Nov 2003
Life & Pensions Quarter 3 2003 New Business	28 Oct 2003
Life & Pensions Full Year 2003 New Business	28 Jan 2004
Group Preliminary Announcement of 2003 Results	3 Mar 2004
Life & Pensions Quarter 1 2004 New Business	29 Apr 2004
2004 Annual General Meeting	20 May 2004

4. Free Asset Ratio

The Free Asset Ratio (FAR) is a common measure of financial strength in the UK for long-term insurance business. It is the ratio for a life company of assets less liabilities (including actuarial reserves but before the required regulatory minimum solvency margin) expressed as a percentage of actuarial reserves. For reference purposes, this ratio has been calculated for Friends Provident Life and Pensions Limited based on Form 9 Line 34 divided by Form 9 Line 23 of the FSA Returns using figures at 30 June 2003.

5. Certain statements contained in this announcement constitute "forward-looking statements". Such forward-looking statements involve risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Friends Provident plc, its subsidiaries and subsidiary undertakings, from time to time, or industry results to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks, uncertainties and other factors include, among others, adverse changes to laws or regulations; risks in respect of taxation; unforeseen liabilities from product reviews; asset shortfalls against product liabilities; changes in the general economic environment; levels and trends in mortality and morbidity; restrictions on access to product distribution channels; increased competition; and the ability to attract and retain personnel. These forward-looking statements are made only as at the date of this announcement and, save where required in order to comply with the Listing Rules, there is no obligation on Friends Provident plc to update such forward-looking statements.

Strategic overview

At the heart of the steady progress announced today is the clear strategy we published at the time of our demutualisation and listing in 2001. A key priority is providing high quality service and this has underpinned the healthy advances in new business we are reporting. We set out to grow our market share but only in a focused and profitable manner. Our Life & Pensions emphasis remains on the three product segments of protection, savings and investment and group pensions and tangible progress in all three has been achieved.

We believe the cost effective service we offer is differentiating us from others. At its core, is our innovative application of technology, for which we have a longstanding reputation. Applying technology and e-commerce was, and remains, a key element in our strategy and we are experiencing ever-increasing numbers of Independent Financial Advisers (IFAs) and their customers choosing to access our products and services online, benefiting from the efficiencies inherent in these automated processes. Technology also plays an important role in cost control.

A further strand of our published strategy is to enhance our multi-channel distribution network and the agreement just signed with St James's Place to be one of three providers on their multi-tie panel for pensions business is the most recent example of delivering against this strategy.

Our asset management company, ISIS, is core to our structure and strategy. Its increased size and scale following the acquisition of Royal & SunAlliance's investment business (RSAI) in 2002 have heightened its market profile. The strategic aim for ISIS is to become one of the top five UK active fund managers over the coming five years, requiring a focused drive to increase funds under management.

Life & Pensions

We continue to grow our Life & Pensions business. This growth is founded on a comprehensive product range, progressively developed to keep us at the forefront of market changes, the application of technology and the enlargement of our international operation.

UK IFAs remain the most significant distributors of our products and we recognise the importance they place on good service. One of our strategic aims is to be recognised for delivering the high quality of service that will make us stand out in our industry and we are delighted to have won 'best AVC administrator' in the recent Hewitt Bacon & Woodrow survey, involving almost 150 organisations. This builds on the 4 star service award we received at the end of last year in the Financial Adviser LIA Service Awards and is recognition of the high regard in which our service is now held.

We continue to support IFAs through the innovative application of technology to our mutual benefit. We announced last year our belief that our new Extranet services placed us in the leading pack and this has been reinforced by the increasing proportion of new business now transacted online. Technology provides the capability for us to write increasing volumes of new business cost effectively, while enabling IFAs to retain control of the processes and to benefit from the efficiencies associated with leading-edge online systems.

Our international operation, enlarged last year through the acquisition of Royal & SunAlliance International Financial Services, is adding a growing diversity to our distribution in line with our strategy. It has an estimated market share of around 10%. The proportion of total new business it contributes grew from 10% in 2001 to 14% last year, and now stands at 17% for the first half of this year. This was despite tough trading conditions exacerbated by conflict in the Middle East and the outbreak of SARS in the Far East. Integration of the Royal & SunAlliance business has been rapid and smooth, with the prospect of some further cost savings still to flow through.

We have seen encouraging growth in new business in the three strategic sectors on which we focus. For savings and investments, the new business APE has grown strongly by 21% over the same period last year whilst group pensions APE advanced by 6% and we currently manage over 7,600 schemes. Protection, which is now supplemented by new business flowing from the distribution agreement we signed with Countrywide last year, has grown strongly by 53% on a new business APE basis.

Asset Management

The integration of RSAI purchased last year, has been completed, with the exception of the rationalisation of our retail funds, which is on track to be implemented by 30 September 2003. The business has successfully migrated onto a single back office platform and, in June, the shared services agreement with Royal & SunAlliance was terminated.

ISIS set a target of achieving a 30% operating margin by the second half of this year – providing that the FTSE 100 was above 3500. ISIS exceeded this operating margin in the first half of 2003 when the FTSE 100 has averaged 3807, but before the full cost synergies of the transaction have been realised.

We continue to believe that the acquisition and its integration has resulted in a scaleable business model, capable of taking on additional funds under management at relatively little additional cost.

The new ISIS brand, launched in the third quarter of 2002, is gaining recognition. With stockmarkets showing a degree of stability and the RSAI integration now almost complete, ISIS is well positioned to develop both organically and by acquisition as appropriate.

Funds under Management

Funds managed by ISIS were £60.8bn at 30 June 2003, up significantly from £31.2bn at 30 June 2002 following the acquisition of RSAI. Included in funds under management are £25.7bn relating to the Friends Provident Life & Pensions business (2002: £24.8bn).

Analysis of New Business

Total new Life & Pensions business APE increased by 9.0% to a first half record of £198.1m (2002: £181.7m).

Life Business

New life APE increased by 30.3% to £79.5m in the first half of 2003 (2002: £61.0m) and by 29.7% for the second quarter of 2003 to £41.0m (2002: £31.6m).

New protection business, including income protection, increased 52.7% to £28.1m in first half 2003 (2002: £18.4m) and by 58.2% for the second quarter of 2003 to £15.5m (2002: £9.8m). Sales are accelerating despite the tough trading conditions that persist, with the service we offer being an increasingly important and positive factor in our favour. Online sales from UK IFAs continue to grow encouragingly; in the second quarter of this year, 31% of new stand-alone protection products were transacted online, compared with 11% in the second quarter of 2002. Following successful trials, the launch in August of our new e-select products will further expand our capacity for handling increasing volumes of new business without compromising service.

New savings and investment business increased 20.7% to £51.4m in the first half of 2003 (2002: £42.6m) and by 17% for the second quarter of 2003 to £25.5m (2002: £21.8m). Our performance has been bolstered by our enlarged international operations, although offset in part by the anticipated decline in with profits business. Reflecting the continued uncertainty in the equity markets, the emphasis of our promotional activity has been towards the low to medium risk asset classes. Online sales of our single premium products by UK IFAs continue to increase and are reducing processing timescales significantly. In the second quarter of 2003, 64% of sales were transacted online compared with 31% in the second quarter of last year. We have a marketing campaign planned for the second half of 2003 and remain determined to grow our share of this market.

Pensions Business

New pensions APE decreased by 1.7% to £118.6m in the first half of 2003 (2002: £120.7m), with our growth in group pensions and annuities more than offset by the reduction in individual pensions, which we do not target currently.

Group pensions is our strategic focus and new business increased 5.5% to £85.6m in the first half of 2003 (2002: £81.1m). Second quarter APE of £49.4m was in line with the particularly strong £49.2m achieved in 2002. We now have some 7,660 schemes operating on our 'straight through processing' system which, importantly, retains the capacity to accommodate significantly higher volumes. Good representation on the panels of top quality 'commission based' IFAs has now been achieved. Additionally, the recent launch of our multi-manager investment fund facility has been positively received and we are confident that this, coupled with our growing reputation for good service, will open up the opportunity to pitch for more new schemes being advised by Employee Benefits Consultants. We believe we will continue to benefit from the trend away from defined benefit schemes.

Individual pensions new business decreased by 36.3% to £15.1m in the first half of 2003 (2002: £23.7m) reflecting our continued focus on the more profitable group pensions market.

New annuity business increased by 12.6% to £17.9m in the first half of 2003 (2002: £15.9m) as a result of winning selected business during the period whilst maintaining healthy margins.

Achieved Profit

Operating profit before amortisation of goodwill, operating exceptional items and tax was £135m. The decrease from £161m in 2002 is mainly due to the effect of lower opening asset values. Within the overall result, Life & Pensions achieved operating profit before operating exceptional items and tax was unchanged at £127m. The components of profit are discussed below:

The contribution from new business before cost of solvency capital and pension service charge was £35m. This represents a 21% increase on £29m for the first half of 2002 as a result of improved volumes, a better mix of business and an increase in some product margins. The new business margin has increased from 15.9% (for first half 2002) to 17.7%.

The expected return from the existing business of £66m is a half year's expected return on the opening value of in-force business of £1,202m at 31 December 2002.

Experience variances result in a reduction in profit of £9m (2002: reduction of £9m) mainly from poorer persistency on mortgage endowment business.

Development costs were £12m, down from £15m in 2002. This is mainly expenditure on the development of advanced electronic trading systems and e-commerce related activities.

The expected return on shareholders' net assets within the Life & Pensions business for the period was little changed at £55m. The value of these invested assets at 30 June 2003 was £1.3bn, an increase of £0.1bn from 31 December 2002, mainly as a result of improved investment markets.

The expected return of £3m on the net pension asset represents the investment return of £18m on total pension scheme assets, less £15m interest on scheme liabilities.

The expected return on corporate net assets outside the Life & Pensions business was £(2)m (2002: £14m). At the end of the period, the net assets were £(55)m, largely as a result of an accrual for the interim dividend declared of £43m.

Corporate costs for the period were £5m reflecting the impact of plc activities.

Modified Statutory Solvency Profit and Dividend

Operating profit before amortisation of goodwill, operating exceptional items and tax for the half year to 30 June 2003 was £111m (2002: £186m). This reduction in profit was, as expected, mainly due to asset values at 1 January 2003 being lower than those in 2002 as a result of the poor equity markets in that year. However, improved equity markets in 2003 have increased our investment returns resulting in an increased overall profit before tax of £88m (2002: £5m). The interim dividend declared for 2003 is 2.50 pence per share. The growth of 2% is in line with the policy announced in March of this year at the time of our 2002 final results.

Shareholders' Funds

Embedded value at 30 June 2003 was £2.6bn. This comprises £1.2bn of shareholder net assets, £1.2bn value of in-force Life and Pensions business and £0.2bn market value of the Asset Management business. Embedded value per share at 30 June 2003 was 153 pence.

The group embedded value was adversely affected by the combination of a favourable variation from the longer-term investment return of £98m before tax, and the adverse effect of economic assumption changes of £118m before tax. This results in a net adverse variance after tax of £14m.

Financial Strength

The Financial Services Authority has recognised the shortcomings of the statutory valuation basis and has signalled that it is moving over the next two years towards a regime based on realistic valuations. At 30 June 2003, on a realistic basis, the With Profits Fund has no deficit and the Group's balance sheet shows a substantial surplus.

As part of this transition to the realistic regime, we have been granted waivers to the statutory valuation basis by the Financial Services Authority until December 2004, when the statutory basis of reporting is likely to be replaced by the realistic basis. We have taken no benefit for these waivers at 30 June 2003 and we have used some of the surplus arising from the modest improvement in equity markets on our pre-demutualisation business to reduce the benefit of our stop loss reinsurance. This has had the result that, on a statutory basis, our With Profits Fund deficit remains at £350m at 30 June 2003. Had we chosen to use the waivers, we could have eliminated this deficit. By not using them now we enjoy greater overall financial flexibility in the event of declining investment markets.

The Free Asset Ratio (FAR) which represents the excess of available assets over long-term liabilities expressed as a percentage of actuarial reserves for Friends Provident Life and Pensions Limited (FPLP) is estimated to be 8.4% at 30 June 2003, unchanged from 31 December 2002.

The statutory solvency calculation includes an implicit item representing future profits of £600m and a stop loss reinsurance agreement with third party re-insurers which has the effect of reducing FPLP's statutory liabilities by £490m. The FPLP solvency calculation excludes the value of future profits from other life insurance subsidiaries and the value of an inadmissible item held by he With Profits Fund of FPLP comprising 40% of the future profits from certain business in force at the date of the demutualisation, which was valued at £313m at 30 June 2003.

The financial strength credit rating of FPLP from Standard & Poor's was downgraded from AA- (negative outlook) to A+ (stable outlook) in line with recent downgrades for much of the UK Life industry. The Moody's rating was maintained at A2 (stable outlook) throughout the period.

At 30 June 2003, the With Profits Fund was invested 32% in equities, 12% in property and the balance in fixed interest and cash.

The Group's long-term borrowings at 30 June 2003 remain unchanged at £556m from 31 December 2002.

Corporate Social Responsibility

Ethical principles have always driven the way we run our business and we believe this long-established commitment to corporate social responsibility sets us apart. Acting responsibly is at the core of what we do, not just because of our heritage but because there is, today, a proven commercial benefit. Through ISIS, we use our shareholder position to promote strong corporate governance and demand strict business ethics. For complete transparency, we regularly publish our voting record.

Summary and Outlook

Our industry continues to be impacted by the challenging market conditions prevailing. We believe the overall decline in the Life and Pensions market recorded for the first quarter of this year will have continued in the second quarter, although we perceive some cautious optimism beginning to return to the IFA community.

Against this backdrop, we are maintaining the business momentum built up from our successful flotation two years ago, making strong progress in our chosen sectors, whilst continuing to keep our costs under control. With the 'savings gap' still widening, the long-term outlook for our industry remains positive and we believe our strategy is delivering on the promises we made when we listed in 2001, reinforcing our position as one of the leading life and pensions and asset management groups in the UK, with excellent potential for further growth.

We believe that multi-tie opportunities will emerge post-depolarisation and we know that our technology and service will be key advantages in securing these opportunities.

We continue to look to the Government to take the opportunity presented by recent industry reviews, to create a positive and viable framework for our industry to help expand the market for long-term savings and pensions. The recently published Government's response to the Sandler consultation brings more clarity as to the Government's intentions and timescales. The Government remains committed to price capping. Our position is unchanged in that the cap is undesirable but, if introduced, must be set at a level that allows customers to benefit from professional advice. Providers will not offer products that do not provide an appropriate return on capital. Through ISIS, we have also expressed concern at the Government's intention to arbitrarily limit stakeholder funds' exposure to equity and property investments.

Overall, we are confident of our ability to capture further market share in 2003 whilst at least maintaining our new business profit margin.

Contents

Summary consolidated profit and loss account on an achieved profit basis
For the half year ended 30 June 2003

	Notes	Half year ended 30 June 2003 £m	Half year ended 30 June 2002 £m	Full year ended 31 Dec 2002 £m
Operating profit				
Life & Pensions achieved operating profit	3	127	127	247
Asset Management	4	12	13	23
Expected return on net pension asset		3	12	23
Expected return on corporate net assets	5(a)	(2)	14	22
Corporate costs		(5)	(5)	(10)
Operating profit before amortisation of goodwill, operating exceptional items and tax		135	161	305
Operating exceptional items: Integration costs	6	(11)	-	(22)
Amortisation of Asset Management goodwill		(9)	(1)	(12)
Operating profit on ordinary activities before tax		115	160	271
Investment return variances		98	(356)	(848)
Effect of economic assumption changes	7	(118)	(46)	(161)
Profit/(Loss) on ordinary activities before tax		95	(242)	(738)
Tax on operating profit before amortisation of goodwill and operating exceptional items		(44)	(48)	(93)
Tax credit on items excluded from operating profit before amortisation of goodwill and operating exceptional items		9	110	289
Profit/(Loss) on ordinary activities after tax		60	(180)	(542)
Equity minority interests		3	(2)	4
Profit/(Loss) after tax attributable to equity shareholders		63	(182)	(538)
Dividend		(43)	(42)	(125)
Retained profit/(loss) for the financial period		20	(224)	(663)
Earnings/(Loss) per share (i)	8			
Based on profit/(loss) after tax attributable to equity shareholders - basic and diluted		3.7p	(10.6)p	(31.2)p
Based on operating profit on an achieved profit basis before amortisation of goodwill and operating exceptional items, after tax attributable to equity shareholders		5.2p	6.4p	12.5p
Dividend per share		2.50p	2.45p	7.25p

(i) 30 June 2002 earnings per share has been restated for the bonus shares issued on 2 August 2002.

Consolidated statement of total recognised gains and losses on an achieved profit basis
For the half year ended 30 June 2003

	Half year ended 30 June 2003 £m	Half year ended 30 June 2002 £m	Year ended 31 Dec 2002 £m
Profit/(Loss) after tax attributable to equity shareholders	63	(182)	(538)
Pension scheme losses	(4)	(113)	(222)
Deferred taxation on pension scheme losses	1	34	67
Equity minority interests on pension scheme losses (net of deferred taxation)	-	1	2
Total recognised gains and losses arising in the period	60	(260)	(691)

Life & Pensions achieved profit
For the half year ended 30 June 2003

	Notes	Half year ended 30 June 2003 £m	Half year ended 30 June 2002 £m	Year ended 31 Dec 2002 £m
Contribution from new business	3(a)	35	29	66
Cost of solvency capital and pension service charge		(8)	(9)	(17)
Contribution from new business attributable to shareholders (after the cost of solvency capital and pension service charge)		27	20	49
Profit from existing business	3(b)			
- expected return		66	77	163
- experience variances		(9)	(9)	(6)
- operating assumption changes		-	-	(30)
Development costs	3(c)	(12)	(15)	(27)
Expected return on shareholders' net assets within the Life & Pensions business	5(b)	55	54	98
Life & Pensions achieved operating profit before operating exceptional items and tax		127	127	247
Operating exceptional items: Integration costs		(3)	-	(3)
Life & Pensions achieved operating profit before tax		124	127	244
Investment return variances		105	(312)	(785)
Effect of economic assumption changes	7	(118)	(46)	(161)
Life & Pensions achieved profit/(loss) before tax		111	(231)	(702)
Attributed tax (charge)/credit		(33)	69	211
Life & Pensions achieved profit/(loss) after tax		78	(162)	(491)

Group embedded value
At 30 June 2003

	30 June 2003 £m	30 June 2002 £m	31 Dec 2002 £m
Attributable net asset value of Asset Management business (excluding goodwill) (i)	(117)	46	(112)
Net pension (liability)/asset of FPPS (i)	(20)	58	(14)
Shareholders' invested net assets (ii)	1,212	1,449	1,222
Shareholders' net worth	1,075	1,553	1,096
Value of in-force Life & Pensions business	1,245	1,400	1,202
Adjustment of the value of Asset Management business to market value	316	184	292
Embedded value	2,636	3,137	2,590

(i) The attributable net asset value of Asset Management business includes the value of the net pension liability/asset of that business on a Financial Reporting Standard 17 (Retirement benefits) ("FRS 17") basis and is net of related deferred taxation. The net pension liability/asset of Friends Provident Pension Scheme ("FPPS") is stated on an FRS17 basis and is net of related deferred taxation.

(ii) Shareholders' invested net assets

	30 June 2003 £m	30 June 2002 £m	31 Dec 2002 £m
Life & Pensions – long-term funds	838	797	793
Life & Pensions – shareholder funds	429	334	440
Life & Pensions net assets	1,267	1,131	1,233
Corporate net (liabilities)/assets	(55)	318	(11)
Shareholders' invested net assets	1,212	1,449	1,222

Unencumbered capital, which is defined as Life & Pensions net assets less solvency margin requirements in respect of business written in Non Profit funds less the statutory deficit in the With Profits Fund, amounted to £808m (30 June 2002: £1,051m; 31 December 2002: £788m).

Movement in the Group embedded value
For the half year ended 30 June 2003

	Half year ended 30 June 2003 £m	Half year ended 30 June 2002 £m	Year ended 31 Dec 2002 £m
Opening embedded value	2,590	3,456	3,456
Consolidated recognised gains/(losses) arising in the period including the Life & Pensions business on an achieved profit basis	60	(260)	(691)
Movement in the adjustment of the value of Asset Management business to market value	29	(17)	(50)
Dividend	(43)	(42)	(125)
Closing embedded value	2,636	3,137	2,590

Notes to the achieved profit results

1. Achieved profit results

The achieved profit results have been approved by the Board of Directors on 29 July 2003. The achieved profit results for the half year ended 30 June 2003 are unaudited, but the Life & Pensions results have been subject to a review by B&W Deloitte, consulting actuaries.

2. Basis of preparation

In order to identify the value being generated by the Group's business, the directors use the achieved profit basis of reporting in respect of the Life & Pensions business combined with the modified statutory solvency ("MSS") basis for the remainder of the business. The achieved profit basis of reporting is designed to recognise profit as it is earned over the term of a life assurance policy. The total profit recognised over the lifetime of the policy is the same as that recognised under the MSS basis of reporting, but the timing of the recognition is different.

The consolidated profit and loss account on an achieved profit basis has been prepared in accordance with the methodology and disclosure requirements contained in the guidance 'Supplementary reporting for long-term insurance business (the achieved profits method)' issued by the Association of British Insurers in December 2001. The guidance aims to provide a realistic method of recognising shareholder profits from long-term business. The guidance states that achieved profit should be calculated net of tax and then grossed up at the effective rate of shareholder tax. The full standard rate of corporation tax has been used to gross up after tax profits.

Achieved profit is determined as the change in the Group's embedded value during the period adjusted for any dividends paid or capital injected.

An embedded value provides an estimate of the value of the shareholders' interest in a life assurance business excluding any value which may be generated from future new life and pensions business. The embedded value is the sum of shareholders' net worth and the value of existing business. The shareholders' net worth is the net assets attributable to shareholders and excludes items such as acquired goodwill and the present value of acquired in-force business.

The value of existing business is the present value of the projected stream of future after tax distributable profit available to shareholders from the existing business at the valuation date, adjusted where appropriate for the cost of holding the minimum statutory solvency margin.

The embedded value of the Friends Provident Group consists of the following:

(i) the Group's share of its investment in the Asset Management business at market value;
(ii) the net pension liability/asset of FPPS on an FRS17 basis (net of deferred tax);
(iii) shareholders' invested net assets; and
(iv) the present value of the future profits attributable to shareholders from existing policies of the Life & Pensions business.

3. Life & Pensions achieved operating profit

(a) Contribution from new business

The contribution from new business for the half year ended 30 June 2003 is calculated using economic assumptions at the beginning of the period. The contribution from new business (before the cost of solvency capital and pension service charge) using end of period economic assumptions amounted to £33m for the half year ended 30 June 2003 (half year ended 30 June 2002: £29m; year ended 2002: £61m).

The contribution from new Life & Pensions business before tax is calculated by grossing up the contribution from new Life & Pensions business after tax at the full standard rate of corporation tax.

In respect of stakeholder style pension business, where a regular pattern in the receipt of premiums has been established, the business has been treated as regular premium business.

(b) Profit from existing business

Profit from existing Life & Pensions business comprises the expected return on the value of in-force business at the start of the period plus the impact of any changes in the assumptions regarding future operating experience, changes in the reserving basis (other than economic assumption changes) and profits and losses caused by differences between he actual experience for the period and the assumptions used to calculate the embedded value at the end of the period.

(c) Development costs

Development costs represent investment in developing advanced electronic trading systems, e-commerce related activities and service automation and improvement.

4. Asset Management

Asset Management has been treated as a separate reportable segment and thus the profit on investment management fees charged to the Life & Pensions business, approximately £2m for the half year ended 30 June 2003, is included within Asset Management operating profit (half year ended 30 June 2002: £4m; year ended 2002: £4m).

5. Expected return on shareholders' net assets

(a) Expected return on corporate net assets

The expected return on corporate net assets is the longer-term investment return on assets held by Friends Provident plc and its non-life subsidiaries. It excludes the return on the net pension liability/asset and the result of the Asset Management business which are shown separately in the summary consolidated profit and loss account.

(b) Expected return on shareholders' net assets within the Life & Pensions business

The expected return on shareholders' net assets held within the Life & Pensions business comprises the return on the shareholders' net assets held by the life assurance companies within that business, using the investment return assumptions used to calculate the embedded value at the beginning of the period.

6. Operating exceptional items: Integration costs

Operating exceptional items comprises £8m of Asset Management integration expenses relating to the acquisition of Royal & SunAlliance Investments (half year ended 30 June 2002: £Nil: year ended 2002: £19m) and £3m (after gross up for shareholder tax) of Life & Pensions integration expenses relating to the acquisition of Friends Provident International Limited (formerly Royal & SunAlliance International Financial Services Limited) (half year ended 30 June 2002: £Nil; year ended 2002: £3m).

7. Effect of economic assumption changes

The effect of economic assumption changes reflect the impact of changes in the expected level of future investment returns, economic reserving basis, expense inflation and the risk discount rate used to calculate the value of existing business.

8. Earnings/(Loss) per share

(a) Basic and operating earnings per share

Earnings per share have been calculated based on operating profit before amortisation of goodwill and operating exceptional items, after tax, and on the profit/(loss) after tax attributable to equity shareholders, as the directors believe the former earnings per share figure gives a better indication of operating performance.

	Half year ended 30 June 2003		Half year ended 30 June 2002 (i)		Full year ended 31 Dec 2002	
	Earnings £m	Per share pence	Earnings £m	Per share pence	Earnings £m	Per share pence
Profit/(Loss) after tax attributable to shareholders	63	3.7	(182)	(10.6)	(538)	(31.2)
Investment return variances	(98)	(5.7)	356	20.7	848	49.2
Effect of economic assumption changes	118	6.9	46	2.7	161	9.3
Amortisation of goodwill	6	0.3	1	0.1	12	0.7
Operating exceptional items: Integration costs	8	0.5	-	-	22	1.3
Tax credit on items excluded from operating profit before amortisation of goodwill and operating exceptional items	(8)	(0.5)	(110)	(6.5)	(289)	(16.8)
Operating profit before amortisation of goodwill and operating exceptional items, after tax	89	5.2	111	6.4	216	12.5
Weighted average number of shares for the period (millions)		1,722		1,722		1,722

(i) 30 June 2002 restated for the bonus shares issued on 2 August 2002.

(b) Diluted earnings per share

	Half year ended 30 June 2003		Half year ended 30 June 2002		Full year ended 31 Dec 2002	
	Earnings £m	Per share pence	Earnings £m	Per share pence	Earnings £m	Per share pence
Profit/(Loss) after tax attributable to equity shareholders	63	3.7	(182)	(10.6)	(538)	(31.2)
Dilutive effect of options	-	-	-	-	-	-
Diluted earnings per share	63	3.7	(182)	(10.6)	(538)	(31.2)

	Half year ended 30 June 2003	Half year ended 30 June 2002 (i)	Full year ended 31 Dec 2002
	Weighted average number of shares m	Weighted average number of shares m	Weighted average number of shares m
Basic weighted average number of shares	1,722	1,722	1,722
Dilutive effect of options	4	1	-
Diluted weighted average number of shares	1,726	1,723	1,722

(i) 30 June 2002 restated for the bonus shares issued on 2 August 2002.

9. Sensitivity analysis

The table below shows the contribution from new Life & Pensions business, before the cost of solvency capital and the pension service charge, before tax, and the value of existing Life & Pensions business, assuming a 1% increase in the rate of investment return on equities and properties and, separately, a 1% increase in the risk discount rate (all other assumptions remaining unchanged).

	Half year ended 30 June 2003 £m	Half year ended 30 June 2002 £m	Year ended 31 Dec 2002 £m
Contribution from new Life & Pensions business before cost of solvency capital and pension service charge, before tax	35	29	66
After the impact of a 1% increase in investment returns on equities and properties	40	35	82
After the impact of a 1% increase in the risk discount rate	24	17	46
Value of existing Life & Pensions business	1,245	1,400	1,202
After the impact of a 1% increase in investment returns on equities and properties	1,290	1,449	1,246
After the impact of a 1% increase in the risk discount rate	1,138	1,303	1,098

Profits are affected by any change in underlying investment returns. When interest rates change, expected future investment returns will also change and this in turn will affect projected cash flows. A change in investment assumptions may also result in a change to the risk discount rate used to calculate the present value of the projected cash flows.

10. Principal assumptions

The table below sets out the principal economic assumptions used in the calculation of the value of the existing business and the contribution from new business.

	30 June 2003 %	31 Dec 2002 %	30 June 2002 %	31 Dec 2001 %
Risk discount rate	6.9	7.0	7.5	7.5
Investment returns before tax:				
Government fixed interest	4.4	4.5	5.0	5.0
Other fixed interest	4.9 – 5.3	5.0 – 5.5	5.5 – 5.9	5.5 – 6.1
Equities	6.9	7.0	7.5	7.5
Properties	6.9	7.0	7.5	7.5
Future expense inflation	3.6	3.3	3.7	3.6
Corporation tax rate	30	30	30	30

Future bonus rates have been set at levels which would fully utilise the assets supporting the in-force With Profit business over its lifetime, after providing for an estimate of the cost of guaranteed benefits calculated on a stochastic basis, and are consistent with the economic assumptions and the company's bonus policy.

The assumed rates of mortality, morbidity, lapse, surrender, conversion to paid-up and early retirement, which are reviewed annually, have been derived from analyses of the Group's recent operating experience and industry studies. An allowance has been retained for the impact of the introduction of stakeholder pensions.

Maintenance expenses are assumed to increase in the future at a rate of 1% per annum in excess of the assumed long-term rate of retail price inflation. Allowance for commission is based on the Group's recent experience.

The value of existing business makes no allowance for the payment of future premiums on recurring single premium contracts (except for stakeholder style pensions in which case, if a regular pattern in the receipt of premiums is established, the business is treated as regular premium business) or for non-contractual increments on existing policies.

11. Contingent liabilities

The Finance Act 2003 contains provisions which may have an impact on FPLP. The directors of FPLP believe hat the company has made adequate provision for this, however, there remains some uncertainty as to the final impact of the measures.

Summary consolidated profit and loss account on a modified statutory solvency basis
For the half year ended 30 June 2003

	Notes	Half year ended 30 June 2003 £m	As restated (i) Half year ended 30 June 2002 £m	Full year ended 31 Dec 2002 £m
Gross premiums written	3(a)	1,529	1,489	2,990
Balance on the long-term business technical account		62	102	198
Tax credit attributable to balance on long-term business technical account		26	44	85
Profit before tax from long-term business		88	146	283
Investment income		22	28	52
Allocated investment return transferred to the long-term business technical account		(5)	(107)	(228)
Investment expenses and charges		(16)	(3)	(69)
Unrealised gains/(losses) on investments		13	(56)	(48)
Other income	2	37	17	53
Other charges, including value adjustments	2	(51)	(20)	(80)
Profit/(Loss) on ordinary activities before tax		88	5	(37)
Tax on profit/(loss) on ordinary activities		(30)	(19)	(33)
Profit/(Loss) on ordinary activities after tax		58	(14)	(70)
Equity minority interests		3	(2)	4
Profit/(Loss) after tax attributable to equity shareholders		61	(16)	(66)
Dividend		(43)	(42)	(125)
Retained profit/(loss) for the financial period transferred to reserves		18	(58)	(191)
Earnings/(Loss) per share (ii)	4			
Based on profit/(loss) after tax attributable to equity shareholders - basic and diluted		3.5p	(0.9)p	(3.8)p
Based on operating profit (based on longer-term investment return) before amortisation of goodwill and operating exceptional items, after tax, attributable to equity shareholders		4.4p	7.5p	14.5p
Dividend per share		2.50p	2.45p	7.25p

All of the amounts above are in respect of continuing operations.

(i) 2002 'Other income' and 'Other charges' restated as detailed in note 2.

(ii) 30 June 2002 earnings per share has been restated for the bonus shares issued on 2 August 2002.

Consolidated statement of total recognised gains and losses on a modified statutory solvency basis
For the half year ended 30 June 2003

	Half year ended 30 June 2003 £m	Half year ended 30 June 2002 £m	Full year ended 31 Dec 2002 £m
Profit/(Loss) after tax attributable to equity shareholders	61	(16)	(66)
Pension scheme losses	(4)	(113)	(222)
Deferred taxation on pension scheme losses	1	34	67
Equity minority interest on pension scheme losses (net of deferred taxation)	-	1	2
Total recognised gains and losses arising in the period	58	(94)	(219)

Operating profit (based on longer-term investment return) before amortisation of goodwill, operating exceptional items and tax; and reconciliation to profit after tax on a modified statutory solvency basis
For the half year ended 30 June 2003

	Note	Half year ended 30 June 2003 £m	Half year ended 30 June 2002 £m	Full year ended 31 Dec 2002 £m
Life & Pensions	2	99	173	332
Asset Management		12	13	23
Operating profit before amortisation of goodwill, operating exceptional items and tax		111	186	355
Operating exceptional items: Integration costs		(11)	-	(21)
Amortisation of goodwill		(15)	(7)	(23)
Operating profit on ordinary activities before tax		85	179	311
Short term fluctuations in investment return		3	(174)	(348)
Profit/(Loss) on ordinary activities before tax		88	5	(37)
Tax on operating profit before amortisation of goodwill and operating exceptional items		(34)	(54)	(109)
Tax credit on items excluded from operating profit before amortisation of goodwill and operating exceptional items		4	35	76
Equity minority interests		3	(2)	4
Profit/(Loss) after tax attributable to equity shareholders		61	(16)	(66)

Operating profit (based on longer-term investment return) on ordinary activities before tax on a modified statutory solvency basis
For the half year ended 30 June 2003

	Half year ended 30 June 2003 £m	Half year ended 30 June 2002 £m	Year ended 31 Dec 2002 £m
Life & Pensions	90	167	319
Asset Management	(5)	12	(8)
Operating profit on ordinary activities before tax	85	179	311

Summary consolidated balance sheet on a modified statutory solvency basis
At 30 June 2003

	Notes	30 June 2003 £m	30 June 2002 £m	31 Dec 2002 £m
Assets				
Intangible assets		444	249	461
Investments		19,693	20,310	19,637
Present value of acquired in-force business		163	119	169
Assets held to cover linked liabilities		9,736	7,938	8,975
Reinsurers' share of technical provisions		113	975	100
Debtors and other assets		455	743	380
Prepayments and accrued income		1,111	586	1,035
Net pension asset	6	-	56	-
Total assets including net pension asset		31,715	30,976	30,757
Liabilities				
Equity shareholders' funds	7	1,896	2,089	1,881
Equity minority interests		47	63	52
Subordinated liabilities		215	215	215
Fund for future appropriations		97	391	81
Technical provisions including linked liabilities		28,601	27,669	27,664
Provisions for other risks and charges		111	26	70
Creditors, accruals and deferred income		722	523	774
Net pension liability	6	26	-	20
Total liabilities including net pension liability		31,715	30,976	30,757

Summary consolidated cash flow statement on a modified statutory solvency basis
For the half year ended 30 June 2003

	Note	Half year ended 30 June 2003 £m	Half year ended 30 June 2002 £m	Year ended 31 Dec 2002 £m
Net cash inflow from operating activities	8	32	252	217
Returns on investments and servicing of finance		(8)	7	15
Corporation tax paid		(3)	(1)	(6)
Capital expenditure and financial investment		(7)	13	(10)
Acquisitions and disposals		-	-	(345)
Dividends paid		(83)	(60)	(102)
Increase in borrowings		-	180	464
Net cash (outflow) / inflow		(69)	391	233
The net cash inflow was applied/invested as follows:				
Net portfolio investments		(71)	151	266
(Decrease)/Increase in cash holdings		2	240	(33)
Net (divestment) / investment of cash flows		(69)	391	233

In accordance with Financial Reporting Standard 1 (Cash flow statements), this statement shows only the cash flows of shareholders' funds.

Notes to the modified statutory solvency results

1. Modified statutory solvency results

The modified statutory solvency results have been approved by the Board of Directors on 29 July 2003.

The modified statutory solvency results for the half year ended 30 June 2003 are unaudited, but have been subject to a review by the Group's auditors and constitute non-statutory accounts within the meaning of section 240 of the Companies Act 1985. They have been prepared on a basis which is consistent with the financial statements for the year ended 31 December 2002. The figures reported in these financial statements for the year ended 31 December 2002 have been extracted from the financial statements for the year ended 31 December 2002. The financial statements have been filed with the Registrar of Companies. They include the auditors' unqualified report and do not contain a statement under either section 237(2) or 237(3) of the Companies Act 1985.

2. Basis of preparation

The profit reported as arising on Life & Pensions business in this section includes the return on its net pension asset and on corporate net assets.

The half year ended 30 June 2002 has been restated to eliminate on consolidation intra-group investment fees and selling expenses, reducing both 'Other income' and 'Other charges' by £18m.

3. Segmental information

The directors consider that the Group has two material business segments, Life & Pensions and Asset Management.

(a) Business segment information
(i) Turnover

Gross premiums written by type	Half year ended 30 June 2003 £m	Half year ended 30 June 2002 £m	Year ended 31 Dec 2002 £m
Life			
Protection	74	62	127
Savings and investment	656	650	1,362
Pensions			
Individual pensions	223	293	561
Group pensions	357	247	520
Annuities	179	159	307
Total Life & Pensions	1,489	1,411	2,877
Managed pension fund business (Asset Management)	40	78	113
Total	1,529	1,489	2,990

Asset Management turnover derived from external customers of £37m (2002: £17m; full year 2002: £53m) is included within 'Other income' in the non-technical account. Asset Management turnover derived from the Life & Pensions segment of £16m (2002: £20m; full year 2002: £37m) is eliminated on consolidation. Asset Management turnover includes fees in respect of the managed pension fund business, the premiums of which are shown above.

ii) New Business

Gross new premiums written by type

	Regular premiums			Single premiums		
	Half year ended 30 June 2003 £m	Half year ended 30 June 2002 £m	Year ended 31 Dec 2002 £m	Half year ended 30 June 2003 £m	Half year ended 30 June 2002 £m	Year ended 31 Dec 2002 £m
Life						
Protection	28	18	45	-	-	-
Savings and investment	19	9	25	322	340	717
	47	27	70	322	340	717
Pensions						
Individual pensions	7	10	18	80	137	281
Group pensions	67	71	137	188	101	214
Annuities	-	-	-	179	159	307
	74	81	155	447	397	802
Total Life & Pensions	121	108	225	769	737	1,519

Annualised premium equivalent (APE) by type

	Half year ended 30 June 2003 £m	Half year ended 30 June 2002 £m	Year ended 31 Dec 2002 £m
Life			
Protection	28	18	45
Savings and investment	51	43	97
	79	61	142
Pensions			
Individual pensions	15	24	46
Group pensions	86	81	158
Annuities	18	16	31
	119	121	235
Total Life & Pensions	198	182	377

Annualised Premium Equivalent (APE) represents regular premiums plus 10% of single premiums.

In classifying new business premiums the following basis of recognition is adopted:

- Single new business premiums consist of those contracts under which there is no expectation of continuing premiums being paid at regular intervals;
- Regular new business premiums consist of those contracts under which there is an expectation of continuing premiums being paid at regular intervals, including repeated or recurrent single premiums where the level of premiums is defined, or where a regular pattern in the receipt of premiums has been established;
- Non-contractual increments under existing group pensions schemes are classified as new business premiums;
- Transfers between products where open market options are available are included as new business; and
- Regular new business premiums are included on an annualised basis.

Asset Management new business

	Net new money		
	Half year ended 30 June 2003 £m	Half year ended 30 June 2002 £m	Year ended 31 Dec 2002 £m
Life and pensions	(1,534)	(385)	(1,864)
Retail products – third party	36	52	52
Investment trusts	(37)	(9)	(12)
Institutional clients	(245)	(480)	(2,236)
Limited partnerships	16	(16)	140
Venture capital trusts	10	18	19
Total Asset Management	(1,754)	(821)	(3,932)

Asset Management new business represents the net new money received for investment by ISIS Asset Management plc ("ISIS").

Life and pensions includes assets invested by the Life & Pensions business of the Group.
Changes in 'Life and pensions' can reflect balance sheet or corporate actions as well as underlying business flows.

Life and pensions for the half year ended 30 June 2002 and year ended 31 December 2002 includes an outflow representing a loan of £180m from FPLP to ISIS in order to fund the acquisition of Royal & SunAlliance Investments.

(b) Geographical segment information

(i) Turnover

Life & Pensions gross premiums	Half year ended 30 June 2003 £m	Half year ended 30 June 2002 £m	Year ended 31 Dec 2002 £m
Source			
United Kingdom	1,281	1,289	2,540
Rest of World	208	122	337
	1,489	1,411	2,877
Destination			
United Kingdom	1,294	1,267	2,520
Rest of World	195	144	357
	1,489	1,411	2,877

Asset Management turnover	Half year ended 30 June 2003 £m	Half year ended 30 June 2002 £m	Year ended 31 Dec 2002 £m
Source			
United Kingdom	53	36	89
Rest of World	-	1	1
	53	37	90
Destination			
United Kingdom	52	35	87
Rest of World	1	2	3
	53	37	90

The Asset Management turnover analysed above contains both turnover derived from external customers and turnover derived from the Life & Pensions segment.

(ii) Life & Pensions new business

	Regular premiums			Single premiums		
	Half year ended 30 June 2003 £m	Half year ended 30 June 2002 £m	Year ended 31 Dec 2002 £m	Half year ended 30 June 2003 £m	Half year ended 30 June 2002 £m	Year ended 31 Dec 2002 £m
Source						
United Kingdom	104	103	206	631	631	1,249
Rest of World	17	5	19	138	106	270
	121	108	225	769	737	1,519
Destination						
United Kingdom	103	101	202	653	622	1,254
Rest of World	18	7	23	116	115	265
	121	108	225	769	737	1,519

4. Earnings per share

(a) Basic and operating earnings per share

Earnings per share have been calculated based on operating profit before amortisation of goodwill and operating exceptional items, after tax, and on the profit/(loss) after tax attributable to shareholders, as the directors believe the former earnings per share figure gives a better indication of operating performance.

	Half year ended 30 June 2003		Half year ended 30 June 2002 (i)		Full year ended 31 Dec 2002	
	Earnings £m	Per share pence	Earnings £m	Per share pence	Earnings £m	Per share pence
Profit/(Loss) after tax attributable to equity shareholders	61	3.5	(16)	(0.9)	(66)	(3.8)
Short term fluctuations in investment return	(3)	(0.2)	174	10.0	348	20.2
Amortisation of goodwill	12	0.7	7	0.4	23	1.3
Operating exceptional items: Integration costs	8	0.6	-	-	21	1.2
Tax credit on items excluded from operating profit and amortisation of goodwill and operating exceptional items	(3)	(0.2)	(35)	(2.0)	(76)	(4.4)
Operating profit before amortisation of goodwill and operating exceptional items after tax	75	4.4	130	7.5	250	14.5
Weighted average number of shares for the period (millions)		1,722		1,722		1,722

(i) 30 June 2002 restated for the bonus shares issued on 2 August 2002.

(b) Diluted earnings per share

	Half year ended 30 June 2003		Half year ended 30 June 2002		Full year ended 31 Dec 2002	
	Earnings £m	Per share pence	Earnings £m	Per share pence	Earnings £m	Per share pence
Profit/(Loss) after tax attributable to equity shareholders	61	3.5	(16)	(0.9)	(66)	(3.8)
Dilutive effect of options	-	-	-	-	-	-
Diluted earnings per share	61	3.5	(16)	(0.9)	(66)	(3.8)

	Half year ended 30 June 2003	Half year ended 30 June 2002 (i)	Full year ended 30 Dec 2002
	Weighted average number of shares m	Weighted average number of shares m	Weighted average number of shares m
Basic weighted average number of shares	1,722	1,722	1,722
Dilutive effect of options	4	1	-
Diluted weighted average number of shares	1,726	1,723	1,722

(i) 30 June 2002 restated for the bonus shares issued on 2 August 2002.

5. Longer-term investment return

The longer-term investment return is calculated in respect of equity and fixed interest investments by applying the longer-term rate of return for each investment category to the quarterly weighted average of the corresponding assets, after adjusting for the effect of any short term market movements.

The directors have determined the longer-term rates of investment return to be as follows:

	30 June 2003	30 June 2002	31 Dec 2002
Equities	7.50%	7.50%	7.50%
Government fixed interest	5.00%	5.00%	5.00%
Other fixed interest	5.75%	5.75%	5.75%

6. Staff pension schemes

The Group operates one principal defined benefit scheme, the Friends Provident Pension Scheme ("FPPS"), to which the majority of the Group's Life & Pensions employees belong. The Scheme's assets are administered by ISIS, a subsidiary undertaking.

The employer paid no contributions to the Scheme for the half year ending 30 June 2003, in accordance with the schedule of contributions for the period agreed between the employer and the Scheme trustees, based on the actuarial valuation as at 30 September 2001. Contributions to the Scheme will re-commence in January 2004. The employee contributions will be 1% of pensionable salary from January 2004, 2% from January 2005 increasing to 3% from January 2006 and will be reviewed thereafter (subject to a maximum of 5%). Employer contributions will commence at 13% of pensionable salaries from January 2004, 14% from January 2005 and rising to 15% from January 2006. Details of the latest valuation for the principal scheme are given below:

	FPPS
Date of last valuation	30 September 2002
Method of valuation	Projected Unit
Scheme actuary	Towers Perrin
Market value of assets at last valuation date	£509m
Level of funding	94%

The full actuarial valuation was updated to 30 June 2003 by the Scheme Actuary.

The major assumptions used by the actuary were:

	30 June 2003 %	30 June 2002 %	31 Dec 2002 %
Inflation assumption	2.20	2.50	2.00
Rate of increase in salaries (i)	3.00	4.00	3.50
Rate of increase in pensions in payment	2.20	2.50	2.00
Discount rate	5.30	6.00	5.50

(i) plus allowance for salary scale increases.

The assets in the scheme and the expected annual rate of return were:

	30 June 2003 %	30 June 2002 %	31 Dec 2002 %	30 June 2003 £m	30 June 2002 £m	31 Dec 2002 £m
Fixed interest bonds	5.00	5.00	5.00	52	61	46
Index-linked bonds	4.75	4.75	4.75	34	46	39
Equities	6.90	8.25	7.50	452	491	424
Cash	4.00	4.75	4.00	13	15	18
Total market value of assets				551	613	527
Present value of scheme liabilities				(580)	(530)	(547)
(Deficit)/Surplus in the scheme				(29)	83	(20)
Related deferred tax asset/(liability)				9	(25)	6
Net pension (liability)/asset of FPPS				(20)	58	(14)
Other schemes				(6)	(2)	(6)
Net pension (liability)/asset				(26)	56	(20)

7. Reconciliation of movements in consolidated equity shareholders' funds

	Half year ended 30 June 2003 £m	Half year ended 30 June 2002 £m	Year ended 31 Dec 2002 £m
Total recognised profit/(losses) arising in the period	58	(94)	(219)
Dividend	(43)	(42)	(125)
Net additions/(reductions) to shareholders' funds	15	(136)	(344)
Shareholders' funds at beginning of period	1,881	2,225	2,225
Shareholders' funds at end of period	1,896	2,089	1,881

8. Reconciliation of profit on ordinary activities before tax to net cash inflow from operating activities

	Half year ended 30 June 2003 £m	Half year ended 30 June 2002 £m	Year ended 31 Dec 2002 £m
Profit/(Loss) on ordinary activities before tax	88	5	(37)
Investment income	(18)	(16)	(29)
Interest payable	16	2	11
Adjustments for non-cash items:			
Shareholder realised and unrealised investment gains	(14)	57	106
Amortisation of goodwill	15	7	23
Depreciation of tangible fixed assets	11	11	22
Loss on sale of fixed assets	-	-	1
Profits relating to long-term business	(88)	(146)	(283)
Net cash received from long-term business	61	278	208
Allocated investment income	5	107	228
Current service cost of pension scheme	8	9	19
Expected return on net pension asset	(3)	(12)	(23)
Movements in other assets / liabilities	(49)	(50)	(29)
Net cash inflow from operating activities	32	252	217

9. Contingent liabilities

Market falls during 2002 and continued volatile markets during the first half of 2003 have led to a considerable increase in the number of complaints received by the industry in respect of endowment policies. At 30 June 2003, the balance sheet includes a provision of £40m covering both an estimate of all outstanding complaints received by the Group and an estimate in respect of complaints not yet received. Future regulatory actions or statements could increase the estimated costs. The impact of such potential future actions cannot be reliably estimated.

Provision for liabilities in connection with policyholder contracts are based on best estimate assumptions, using historical experience but adjusted where there is reasonable cause to expect future experience to be different. However actual experience may differ from that assumed. Regulatory action, legal judgement, future economic conditions or other unforeseen events may impact ultimate settlements made.

Appendix: New Life & Pensions Business

(a) Half year ended 30 June 2003 vs half year ended 30 June 2002

	Half year ended 30 June 2003			Half year ended 30 June 2002			Percent. Change
	Regular Premiums £m	Single Premiums £m	APE £m	Regular Premiums £m	Single Premiums £m	APE £m	APE %
Life							
Protection	28.1	-	28.1	18.4	-	18.4	52.7
Savings and Investment	19.3	321.5	51.4	8.5	340.5	42.6	20.7
	47.4	321.5	79.5	26.9	340.5	61.0	30.3
Pensions							
Individual Pensions	7.1	79.8	15.1	10.0	136.6	23.7	(36.3)
Group Pensions	66.7	188.4	85.6	71.0	101.1	81.1	5.5
Annuities	-	179.2	17.9	-	158.7	15.9	12.6
	73.8	447.4	118.6	81.0	396.4	120.7	(1.7)
Total Life & Pensions	121.2	768.9	198.1	107.9	736.9	181.7	9.0

(b) Quarter 2 2003 vs Quarter 2 2002

	Quarter 2 2003			Quarter 2 2002			Percent. Change
	Regular Premiums £m	Single Premiums £m	APE £m	Regular Premiums £m	Single Premiums £m	APE £m	APE %
Life							
Protection	15.5	-	15.5	9.8	-	9.8	58.2
Savings and Investment	9.2	163.6	25.5	4.2	175.8	21.8	17.0
	24.7	163.6	41.0	14.0	175.8	31.6	29.7
Pensions							
Individual Pensions	3.6	35.2	7.1	5.0	49.8	10.0	(29.0)
Group Pensions	36.7	126.1	49.4	43.5	57.3	49.2	0.4
Annuities	-	90.8	9.1	-	73.9	7.4	23.0
	40.3	252.1	65.6	48.5	181.0	66.6	(1.5)
Total Life & Pensions	65.0	415.7	106.6	62.5	356.8	98.2	8.6

(c) Quarter 1 2003 vs Quarter 1 2002

	Quarter 1 2003			Quarter 1 2002			Percent. Change
	Regular Premiums £m	Single Premiums £m	APE £m	Regular Premiums £m	Single Premiums £m	APE £m	APE %
Life							
Protection	12.6	-	12.6	8.6	-	8.6	46.5
Savings and Investment	10.1	157.9	25.9	4.3	164.7	20.8	24.5
	22.7	157.9	38.5	12.9	164.7	29.4	31.0
Pensions							
Individual Pensions	3.5	44.6	8.0	5.0	86.8	13.7	(41.6)
Group Pensions	30.0	62.3	36.2	27.5	43.8	31.9	13.5
Annuities	-	88.4	8.8	-	84.8	8.5	3.5
	33.5	195.3	53.0	32.5	215.4	54.1	(2.0)
Total Life & Pensions	56.2	353.2	91.5	45.4	380.1	83.5	9.6